Somkiat Sirichatchai
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

20

12g3-2(b) File No.82-4922

Ref No. CN. 447/2004

July 20, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

04035661

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Somkiat Sirichatchai

PROCESSED
JUL 21 2004
THOMSON
FINANCIAL

CS03B-1-04

KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

dlw 7/21

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

Ref. FA. 053/2004

July 20, 2004

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unaudited Financial Statements

Enclosed herewith, please find copies of the unaudited financial statements for the second quarter ending June 30, 2004 in SET Smart compared with those of various accounting periods previously reported.

Document no. 1	Summary Statement of Assets and Liabilities as of June 30, 2004.
Document no. 2	Consolidated Balance Sheet as of June 30, 2004, compared with Consolidated Balance Sheets ending March 31, 2004 and December 31, 2003.
Document no. 3	The Bank's Balance Sheet as of June 30, 2004, compared with Balance Sheets ending March 31, 2004 and December 31, 2003.
Document no. 4	Consolidated Statement of Income for the six-month period ending June 30, 2004 compared with the six-month period ending June 30, 2003.
Document no. 5	The Bank's Statement of Income for the six-month period ending June 30, 2004 compared with the six-month period ending June 30, 2003.
Document no. 6	Consolidated Statement of Income for the second quarter ending June 30, 2004 compared with the second quarter ending June 30, 2003.
Document no. 7	The Bank's Statement of Income for the second quarter ending June 30, 2004 compared with the second quarter ending June 30, 2003.
Document no. 8	Consolidated Statement of Income for the second quarter ending June 30, 2004 compared with the first quarter ending March 31, 2004.
Document no. 9	The Bank's Statement of Income for the second quarter ending June 30, 2004 compared with the first quarter ending March 31, 2004.
Document no. 10	Summary of operating results for the second quarter of 2004.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

PRASARN TRAIRATVORAKUL

President

Document no. 2

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated		
	June 30, 2004 (Unaudited)	March 31, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)
	Baht	Baht	Baht
ASSETS			
Cash	10,063,431,097.15	9,298,711,225.53	18,699,183,946.16
Interbank and money market items			
Domestic items			
Interest bearing	338,775,393.68	930,258,403.12	419,048,121.40
Non - interest bearing	3,440,752,401.85	4,010,135,813.24	2,844,647,737.45
Foreign items			
Interest bearing	88,792,296,972.77	88,047,038,537.97	101,492,418,239.70
Non - interest bearing	417,244,640.65	336,657,069.67	165,862,337.96
Total Interbank and Money Market Items - net	92,989,069,408.95	93,324,089,824.00	104,921,976,436.51
Securities purchased under resale agreements	3,888,000,000.00	41,000,000,000.00	31,710,000,000.00
Investments			
Current investments - net	51,307,746,192.39	48,928,451,278.26	65,490,620,866.26
Long-term investments - net	86,650,346,236.52	74,645,559,255.26	69,240,414,799.65
Investments in subsidiaries and associated companies - net	341,223,538.69	494,167,641.68	523,151,116.80
Total Investments - net	138,299,315,967.60	124,068,178,175.20	135,254,186,782.71
Loans and accrued interest receivables			
Loans	572,063,498,907.95	551,154,612,190.85	547,917,919,933.65
Accrued interest receivables	2,971,494,082.71	2,831,601,420.15	2,970,945,258.41
Total Loans and Accrued Interest Receivables	575,034,992,990.66	553,986,213,611.00	550,888,865,192.06
Less Allowance for doubtful accounts	(52,729,853,597.37)	(55,619,757,228.69)	(59,268,090,725.79)
Less Revaluation allowance for debt restructuring	(8,148,588,871.82)	(7,173,759,226.51)	(6,665,399,430.61)
Less Normalized provisioning	(2,000,000,000.00)	(1,800,000,000.00)	(1,600,000,000.00)
Total Loans and Accrued Interest Receivables - net	512,156,550,521.47	489,392,697,155.80	483,355,375,035.66
Properties foreclosed - net	15,575,024,366.80	15,117,412,764.62	14,516,837,349.99
Customers' liability under acceptances	675,579,766.63	712,777,371.13	676,184,147.52
Premises and equipment - net	22,355,903,868.37	22,298,074,013.67	22,257,887,644.15
Deferred tax assets	45,123,977.37	45,686,863.60	43,053,849.91
Accrued income receivables	1,780,319,974.17	1,563,505,224.76	1,671,418,278.30
Derivative contract revaluation	1,342,979,163.34	1,701,245,853.30	3,713,330,066.96
Other assets - net	7,053,994,981.78	5,763,402,322.12	4,511,107,106.59
Total Assets	806,225,293,093.63	804,285,780,793.73	821,330,540,644.46

Document no. 2

ธนาคารกสิกรไทย KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated		
	June 30, 2004 (Unaudited)	March 31, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)
	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Deposits in baht	696,800,406,957.80	705,729,572,662.07	682,385,560,026.79
Deposits in foreign currencies	3,811,895,547.93	2,806,238,776.42	2,560,416,551.27
Total Deposits	700,612,302,505.73	708,535,811,438.49	684,945,976,578.06
Interbank and money market items			
Domestic items			
Interest bearing	3,967,607,878.27	2,516,279,215.15	1,890,287,246.89
Non - interest bearing	4,410,538,346.75	2,924,933,838.42	4,221,597,522.11
Foreign items			
Interest bearing	141,225,514.85	80,469,037.61	486,057,708.68
Non - interest bearing	550,080,778.04	453,920,798.22	502,928,879.50
Total Interbank and Money Market Items	9,069,452,517.91	5,975,602,889.40	7,100,871,357.18
Liability payable on demand	5,935,830,405.28	4,602,487,569.38	7,041,817,602.46
Borrowings			
Long-term borrowings	20,137,557,938.77	19,834,221,447.42	59,841,317,549.36
Total Borrowings	20,137,557,938.77	19,834,221,447.42	59,841,317,549.36
Bank's liability under acceptances	675,579,766.63	712,777,371.13	676,184,147.52
Deferred tax liabilities	3,022,690,639.71	3,254,346,368.09	3,346,832,441.73
Derivative contract revaluation	4,192,296,210.31	814,440,345.61	719,697,679.15
Accrued interest payables	1,228,791,229.87	1,651,806,095.23	2,564,045,074.15
Other liabilities	5,748,315,840.96	5,638,233,819.85	6,281,045,538.92
Total Liabilities	750,622,817,055.17	751,019,727,344.60	772,517,787,968.53

Document no. 2

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated		
	June 30, 2004 (Unaudited)	March 31, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)
	Baht	Baht	Baht
Shareholders' equity			
Share capital			
Authorized share capital			
547,345 class A preferred shares, Baht 10 par value	-	5,473,450.00	5,473,450.00
3,048,614,697 ordinary shares, Baht 10 par value	30,486,146,970.00		
2,689,547,345 ordinary shares, Baht 10 par value		26,895,473,450.00	26,895,473,450.00
Issued and fully paid-up share capital			
547,345 class A preferred shares, Baht 10 par value	-	-	5,473,450.00
2,362,226,971 ordinary shares, Baht 10 par value	23,622,269,710.00		
2,361,551,249 ordinary shares, Baht 10 par value		23,615,512,490.00	
2,353,518,072 ordinary shares, Baht 10 par value			23,535,180,720.00
Premium on share capital			
Premium on preferred shares	-	-	27,367,250.00
Premium on ordinary shares	17,528,353,246.55	17,516,311,880.51	49,497,553,190.49
Premium on expired warrants	-	-	5,520,432,199.21
Appraisal surplus on asset revaluation	6,182,174,334.75	6,206,864,598.53	6,231,844,413.68
Revaluation surplus on investments	349,504,897.56	1,249,197,450.71	1,312,639,265.92
Retained earnings (deficit)			
Appropriated			
Legal reserve	-	-	800,000,000.00
Other reserves	-	-	26,675,300,000.00
Unappropriated (deficit)	7,623,575,762.44	4,396,901,182.85	(65,148,234,898.23)
	55,305,877,951.30	52,984,787,602.60	48,457,555,591.07
Minority interests	296,598,087.16	281,265,846.53	355,197,084.86
Total Shareholders' Equity	55,602,476,038.46	53,266,053,449.13	48,812,752,675.93
Total Liabilities and Shareholders' Equity	806,225,293,093.63	804,285,780,793.73	821,330,540,644.46
Off-balance sheet items - contingencies			
Avals on bills and guarantees of loans	3,108,001,453.19	3,082,975,181.09	5,536,811,551.52
Liability under unmatured import bills	3,771,376,406.32	3,310,962,585.94	3,187,732,092.96
Letters of credit	13,515,303,997.92	13,054,757,010.18	9,995,789,833.70
Other contingencies	575,160,968,581.85	455,487,331,108.17	431,328,285,405.73

Document no. 3

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
BALANCE SHEETS

	The Bank		
	June 30, 2004 (Unaudited)	March 31, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)
	Baht	Baht	Baht
ASSETS			
Cash	10,063,324,576.65	9,298,608,305.03	18,699,095,513.41
Interbank and money market items			
Domestic items			
Interest bearing	275,995,067.45	809,382,399.90	131,540,875.15
Non - interest bearing	3,457,062,166.09	4,018,519,960.92	2,854,343,708.25
Foreign items			
Interest bearing	88,792,296,972.77	88,047,038,537.97	101,492,418,239.70
Non - interest bearing	417,244,640.65	336,657,069.67	165,862,337.96
Total Interbank and Money Market Items - net	92,942,598,846.96	93,211,597,968.46	104,644,165,161.06
Securities purchased under resale agreements	3,888,000,000.00	41,000,000,000.00	31,710,000,000.00
Investments			
Current investments - net	50,539,256,258.92	48,815,098,759.83	65,006,385,567.27
Long-term investments - net	84,408,965,165.09	71,489,855,064.17	65,939,348,013.22
Investments in subsidiaries and associated companies - net	9,481,149,252.29	9,675,199,370.21	9,818,950,721.07
Total Investments - net	144,429,370,676.30	129,980,153,194.21	140,764,684,301.56
Loans and accrued interest receivables			
Loans	554,575,282,054.11	533,891,830,644.06	530,089,906,028.62
Accrued interest receivables	1,533,366,214.99	1,455,086,658.02	1,485,101,971.78
Total Loans and Accrued Interest Receivables	556,108,648,269.10	535,346,917,302.08	531,575,008,000.40
Less Allowance for doubtful accounts	(37,987,926,547.99)	(40,131,883,832.46)	(42,995,675,552.34)
Less Revaluation allowance for debt restructuring	(5,556,623,438.68)	(5,172,046,256.39)	(4,721,214,714.45)
Less Normalized provisioning	(2,000,000,000.00)	(1,800,000,000.00)	(1,600,000,000.00)
Total Loans and Accrued Interest Receivables - net	510,564,098,282.43	488,242,987,213.23	482,258,117,733.61
Properties foreclosed - net	11,861,378,861.23	11,503,551,884.84	10,860,375,379.21
Customers' liability under acceptances	675,579,766.63	712,777,371.13	676,184,147.52
Premises and equipment - net	21,808,815,812.28	21,746,722,492.03	21,697,577,197.53
Accrued income receivables	1,693,936,314.43	1,479,663,062.92	1,597,517,158.96
Derivative contract revaluation	1,342,979,163.34	1,701,245,853.30	3,713,330,066.96
Other assets - net	6,384,676,270.40	5,350,105,991.72	4,254,568,688.17
Total Assets	805,654,758,570.65	804,227,413,336.87	820,875,615,347.99

Document no. 3

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	The Bank		
	June 30, 2004	March 31, 2004	December 31, 2003
	(Unaudited)	(Unaudited) (Reviewed)	(Audited)
	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Deposits in baht	697,008,685,261.85	706,347,074,655.17	682,661,690,671.96
Deposits in foreign currencies	3,811,895,547.93	2,806,238,776.42	2,560,416,551.27
Total Deposits	700,820,580,809.78	709,153,313,431.59	685,222,107,223.23
Interbank and money market items			
Domestic items			
Interest bearing	3,672,607,878.27	2,291,279,215.15	1,685,287,246.89
Non - interest bearing	4,410,538,346.75	2,924,933,838.42	4,221,597,522.11
Foreign items			
Interest bearing	141,225,514.85	80,469,037.61	486,057,708.68
Non - interest bearing	550,080,778.04	453,920,798.22	502,928,879.50
Total Interbank and Money Market Iitems	8,774,452,517.91	5,750,602,889.40	6,895,871,357.18
Liability payable on demand	5,935,830,405.28	4,602,487,569.38	7,041,817,602.46
Borrowings			
Long-term borrowings	20,137,557,938.77	19,834,221,447.42	59,841,317,549.36
Total Borrowings	20,137,557,938.77	19,834,221,447.42	59,841,317,549.36
Bank' s liability under acceptances	675,579,766.63	712,777,371.13	676,184,147.52
Deferred tax liabilities	3,022,690,639.71	3,254,346,368.09	3,346,832,441.73
Derivative contract revaluation	4,192,296,210.31	814,440,345.61	719,697,679.15
Accrued interest payables	1,228,775,877.97	1,651,794,253.40	2,563,807,046.76
Other liabilities	5,561,116,452.99	5,468,642,058.25	6,110,424,709.53
Total Liabilities	750,348,880,619.35	751,242,625,734.27	772,418,059,756.92

Document no. 3

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	The Bank		
	June 30,2004	March 31, 2004	December 31, 2003
	(Unaudited)	(Unaudited)	(Audited)
		(Reviewed)	
	Baht	Baht	Baht
Shareholders' equity			
Share capital			
Authorized share capital			
547,345 class A preferred shares, Baht 10 par value	-	5,473,450.00	5,473,450.00
3,048,614,697 ordinary shares, Baht 10 par value	30,486,146,970.00		
2,689,547,345 ordinary shares, Baht 10 par value		26,895,473,450.00	26,895,473,450.00
Issued and fully paid-up share capital			
547,345 class A preferred shares, Baht 10 par value	-	-	5,473,450.00
2,362,226,971 ordinary shares, Baht 10 par value	23,622,269,710.00		
2,361,551,249 ordinary shares, Baht 10 par value		23,615,512,490.00	
2,353,518,072 ordinary shares, Baht 10 par value			23,535,180,720.00
Premium on share capital			
Premium on preferred shares	-	-	27,367,250.00
Premium on ordinary shares	17,528,353,246.55	17,516,311,880.51	49,497,553,190.49
Premium on expired warrants	-	-	5,520,432,199.21
Appraisal surplus on asset revaluation	6,182,174,334.75	6,206,864,598.53	6,231,844,413.68
Revaluation surplus on investments	349,504,897.56	1,249,197,450.71	1,312,639,265.92
Retained earnings (deficit)			
Appropriated			
Legal reserve	-	-	800,000,000.00
Other reserves	-	-	26,675,300,000.00
Unappropriated (deficit)	7,623,575,762.44	4,396,901,182.85	(65,148,234,898.23)
Total Shareholders' Equity	55,305,877,951.30	52,984,787,602.60	48,457,555,591.07
Total Liabilities and Shareholders' Equity	805,654,758,570.65	804,227,413,336.87	820,875,615,347.99
Off-balance sheet items - contingencies			
Avals on bills and guarantees of loans	3,108,001,453.19	3,082,975,181.09	5,536,811,551.52
Liability under unmatured import bills	3,771,376,406.32	3,310,962,585.94	3,187,732,092.96
Letters of credit	13,515,303,997.92	13,054,757,010.18	9,995,789,833.70
Other contingencies	575,030,661,768.40	455,420,058,591.34	431,274,387,967.90

Document no. 4

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

	Consolidated			
	2004	2003	Change	
	(Unaudited)	(Audited)		
	Baht	Baht	Baht	%
Interest and dividend income				
Loans	13,194,897,656.28	12,958,360,052.01	236,537,604.27	1.83
Interbank and money market items	874,857,680.28	1,269,856,334.08	(394,998,653.80)	(31.11)
Investments	1,987,743,913.60	2,371,379,959.81	(383,636,046.21)	(16.18)
Total Interest and Dividend Income	16,057,499,250.16	16,599,596,345.90	(542,097,095.74)	(3.27)
Interest expense				
Deposits	2,808,473,122.16	4,620,269,926.18	(1,811,796,804.02)	(39.21)
Interbank and money market items	97,149,205.50	128,746,557.23	(31,597,351.73)	(24.54)
Long-term Borrowings	698,554,707.12	2,560,288,282.92	(1,861,733,575.80)	(72.72)
Total Interest Expense	3,604,177,034.78	7,309,304,766.33	(3,705,127,731.55)	(50.69)
Net income from interest and dividend	12,453,322,215.38	9,290,291,579.57	3,163,030,635.81	34.05
Bad debt and doubtful accounts (reversal)	(4,205,669,283.58)	(6,962,343,943.92)	2,756,674,660.34	39.59
Loss on debt restructuring	4,761,030,666.14	6,441,848,950.93	(1,680,818,284.79)	(26.09)
Normalized provisions	400,000,000.00	400,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts (reversal) loss on debt restructuring and normalized provisions	11,497,960,832.82	9,410,786,572.56	2,087,174,260.26	22.18
Non-interest income				
Gain on investments	650,542,691.01	2,135,640,355.27	(1,485,097,664.26)	(69.54)
Share of profit from investments on equity method	44,082,237.63	32,106,936.70	11,975,300.93	37.30
Fees and service income				
Acceptances, aval and guarantees	265,732,300.75	253,872,531.05	11,859,769.70	4.67
Others	3,603,789,004.10	3,044,089,844.22	559,699,159.88	18.39
Gain on exchanges	732,506,385.08	1,078,541,891.98	(346,035,506.90)	(32.08)
Gain on transfer of financial assets	(435,363,897.86)	2,950,355,924.96	(3,385,719,822.82)	(114.76)
Other income	339,950,552.53	303,038,558.65	36,911,993.88	12.18
Total Non-interest Income	5,201,239,273.24	9,797,646,042.83	(4,596,406,769.59)	(46.91)

Document no. 4

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

	Consolidated			
	2004 (Unaudited)	2003 (Audited)	Change	
	Baht	Baht	Baht	%
Non-interest expenses				
Personnel expenses	3,053,546,010.55	2,586,570,619.62	466,975,390.93	18.05
Premises and equipment expenses	1,710,213,853.45	1,650,730,133.79	59,483,719.66	3.60
Taxes and duties	683,592,903.09	605,724,829.84	77,868,073.25	12.86
Fees and service expenses	1,415,583,424.78	1,180,234,339.58	235,349,085.20	19.94
Directors' remuneration	27,968,237.37	28,055,467.74	(87,230.37)	(0.31)
Loss on impairment of properties foreclosed	125,674,648.56	159,927,886.45	(34,253,237.89)	(21.42)
Contributions to Financial Institutions Development Fund	1,385,233,718.70	1,325,372,689.15	59,861,029.55	4.52
Other expenses	656,926,415.69	777,000,177.19	(120,073,761.50)	(15.45)
Total Non-interest Expenses	9,058,739,212.19	8,313,616,143.36	745,123,068.83	8.96
Income before income tax	7,640,460,893.87	10,894,816,472.03	(3,254,355,578.16)	(29.87)
Income tax expense	39,482,291.04	72,129.11	39,410,161.93	54,638.36
Net income before minority interests	7,600,978,602.83	10,894,744,342.92	(3,293,765,740.09)	(30.23)
Minority interests in net income	(27,072,919.32)	(11,180,062.88)	(15,892,856.44)	(142.15)
Net income	7,573,905,683.51	10,883,564,280.04	(3,309,658,596.53)	(30.41)
Basic earnings per share	3.21	4.63	(1.42)	(30.67)
Number of the weighted average number of ordinary shares (shares)	2,361,468,282.38	2,352,547,372.00	8,920,910.38	0.38

Document no. 5

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

	The Bank			
	2004 (Unaudited)	2003 (Audited)	Change	
	Baht	Baht	Baht	%
Interest and dividend income				
Loans	12,468,772,909.13	12,237,279,970.51	231,492,938.62	1.89
Interbank and money market items	873,774,180.25	1,268,383,567.96	(394,609,387.71)	(31.11)
Investments	1,963,942,594.97	2,366,832,044.97	(402,889,450.00)	(17.02)
Total Interest and Dividend Income	15,306,489,684.35	15,872,495,583.44	(566,005,899.09)	(3.57)
Interest expense				
Deposits	2,808,473,122.16	4,620,269,926.18	(1,811,796,804.02)	(39.21)
Interbank and money market items	94,675,471.79	113,649,527.57	(18,974,055.78)	(16.70)
Long-term borrowings	698,554,707.12	2,560,288,282.92	(1,861,733,575.80)	(72.72)
Total Interest Expense	3,601,703,301.07	7,294,207,736.67	(3,692,504,435.60)	(50.62)
Net income from interest and dividend	11,704,786,383.28	8,578,287,846.77	3,126,498,536.51	36.45
Bad debt and doubtful accounts (reversal)	(3,099,364,296.82)	(5,949,071,183.13)	2,849,706,886.31	47.90
Loss on debt restructuring	3,500,353,451.52	5,949,071,183.13	(2,448,717,731.61)	(41.16)
Normalized provisions	400,000,000.00	400,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts (reversal) loss on debt restructuring and normalized provisions	10,903,797,228.58	8,178,287,846.77	2,725,509,381.81	33.33
Non-interest income				
Gain on investments	665,320,321.83	1,911,788,391.18	(1,246,468,069.35)	(65.20)
Share of profit from investments on equity method	110,240,527.71	4,253,795,046.57	(4,143,554,518.86)	(97.41)
Fees and service income				
Acceptances, aval and guarantees	265,732,300.75	253,872,531.05	11,859,769.70	4.67
Others	3,228,766,842.58	2,832,579,267.04	396,187,575.54	13.99
Gain on exchanges	732,506,385.08	1,078,541,891.98	(346,035,506.90)	(32.08)
Other income	326,116,882.60	233,738,111.36	92,378,771.24	39.52
Total Non-interest Income	5,328,683,260.55	10,564,315,239.18	(5,235,631,978.63)	(49.56)

Ar

Document no. 5

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

	The Bank			
	2004 (Unaudited)	2003 (Audited)	Change	
	Baht	Baht	Baht	%
Non-interest expenses				
Personnel expenses	2,909,517,424.44	2,493,731,265.65	415,786,158.79	16.67
Premises and equipment expenses	1,661,405,590.65	1,605,102,888.94	56,302,701.71	3.51
Taxes and duties	655,421,725.75	591,301,924.18	64,119,801.57	10.84
Fees and service expenses	1,368,701,976.89	962,208,534.73	406,493,442.16	42.25
Directors' remuneration	23,685,737.37	23,772,967.74	(87,230.37)	(0.37)
Loss on impairment of properties foreclosed	125,674,648.56	152,678,665.60	(27,004,017.04)	(17.69)
Contributions to Financial Institutions Development Fund	1,385,233,718.70	1,325,372,689.15	59,861,029.55	4.52
Other expenses	550,221,159.94	729,171,147.44	(178,949,987.50)	(24.54)
Total Non-interest Expenses	8,679,861,982.30	7,883,340,083.43	796,521,898.87	10.10
Income before income tax	7,552,618,506.83	10,859,263,002.52	(3,306,644,495.69)	(30.45)
Income tax expense	(21,287,176.68)	(24,301,277.52)	3,014,100.84	12.40
Net income	7,573,905,683.51	10,883,564,280.04	(3,309,658,596.53)	(30.41)
Basic earnings per share	3.21	4.63	(1.42)	(30.67)
Number of the weighted average number of ordinary shares (shares)	2,361,468,282.38	2,352,547,372.00	8,920,910.38	0.38

An

Document no. 6

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

	Consolidated			
	2004	2003	Change	
	(Unreviewed)	(Reviewed)		
	Baht	Baht	Baht	%
Interest and dividend income				
Loans	6,692,294,627.56	6,740,572,384.70	(48,277,757.14)	(0.72)
Interbank and money market items	423,415,177.67	651,600,619.02	(228,185,441.35)	(35.02)
Investments	1,004,965,872.56	883,021,571.87	121,944,300.69	13.81
Total Interest and Dividend Income	8,120,675,677.79	8,275,194,575.59	(154,518,897.80)	(1.87)
Interest expense				
Deposits	1,386,528,910.48	2,164,313,513.87	(777,784,603.39)	(35.94)
Interbank and money market items	55,217,191.86	61,424,921.46	(6,207,729.60)	(10.11)
Long-term Borrowings	288,395,723.91	1,282,783,219.86	(994,387,495.95)	(77.52)
Total Interest Expense	1,730,141,826.25	3,508,521,655.19	(1,778,379,828.94)	(50.69)
Net income from interest and dividend	6,390,533,851.54	4,766,672,920.40	1,623,860,931.14	34.07
Bad debt and doubtful accounts (reversal)	(2,050,166,958.71)	(3,524,907,839.76)	1,474,740,881.05	41.84
Loss on debt restructuring	2,215,074,812.50	2,889,325,993.86	(674,251,181.36)	(23.34)
Normalized provisions	200,000,000.00	200,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts (reversal) loss on debt restructuring and normalized provisions	6,025,625,997.75	5,202,254,766.30	823,371,231.45	15.83
Non-interest income				
Gain (loss) on investments	(227,016,483.28)	1,795,304,059.59	(2,022,320,542.87)	(112.65)
Share of profit from investments on equity method	24,682,057.96	36,757,833.96	(12,075,776.00)	(32.85)
Fees and service income				
Acceptances, aval and guarantees	130,612,496.64	115,529,637.96	15,082,858.68	13.06
Others	1,831,300,477.73	1,519,610,839.59	311,689,638.14	20.51
Gain on exchanges	329,589,488.49	565,210,659.63	(235,621,171.14)	(41.69)
Gain (loss) on transfer of financial assets	(447,985,676.56)	2,950,355,924.96	(3,398,341,601.52)	(115.18)
Other income	192,751,002.67	190,851,577.08	1,899,425.59	1.00
Total Non-interest Income	1,833,933,363.65	7,173,620,532.77	(5,339,687,169.12)	(74.44)

ธนาคารกสิกรไทย
KASIKORNBANK

Document no. 6

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

	Consolidated			
	2004	2003	Change	
	(Unreviewed)	(Reviewed)		
	Baht	Baht	Baht	%
Non-interest expenses				
Personnel expenses	1,563,953,601.08	1,317,410,202.22	246,543,398.86	18.71
Premises and equipment expenses	885,798,669.46	854,139,884.98	31,658,784.48	3.71
Taxes and duties	337,171,251.61	300,396,232.09	36,775,019.52	12.24
Fees and service expenses	707,086,640.06	510,044,063.19	197,042,576.87	38.63
Directors' remuneration	13,449,253.50	13,536,483.87	(87,230.37)	(0.64)
Loss on impairment of properties foreclosed	61,946,232.58	64,958,660.00	(3,012,427.42)	(4.64)
Contributions to Financial Institutions Development Fund	692,616,859.35	662,686,344.58	29,930,514.77	4.52
Other expenses	359,877,209.50	410,715,896.00	(50,838,686.50)	(12.38)
Total Non-interest Expenses	4,621,899,717.14	4,133,887,766.93	488,011,950.21	11.81
Income before income tax	3,237,659,644.26	8,241,987,532.14	(5,004,327,887.88)	(60.72)
Income tax expense	20,343,087.82	845,286.26	19,497,801.56	2,306.65
Net income before minority interests	3,217,316,556.44	8,241,142,245.88	(5,023,825,689.44)	(60.96)
Minority interests in net income	(15,332,240.63)	(5,542,466.57)	(9,789,774.06)	(176.63)
Net income	3,201,984,315.81	8,235,599,779.31	(5,033,615,463.50)	(61.12)
Basic earnings per share	1.36	3.50	(2.14)	(61.14)
Number of the weighted average number of ordinary shares (shares)	2,362,115,588.25	2,352,547,372.00	9,568,216.25	0.41

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

	The Bank			
	2004	2003	Change	
	(Unreviewed)	(Reviewed)		
	Baht	Baht	Baht	%
Interest and dividend income				
Loans	6,369,908,435.77	6,189,506,974.42	180,401,461.35	2.91
Interbank and money market items	422,822,413.22	650,776,253.69	(227,953,840.47)	(35.03)
Investments	1,001,594,524.48	1,182,518,659.32	(180,924,134.84)	(15.30)
Total Interest and Dividend Income	7,794,325,373.47	8,022,801,887.43	(228,476,513.96)	(2.85)
Interest expense				
Deposits	1,386,528,910.48	2,164,313,513.87	(777,784,603.39)	(35.94)
Interbank and money market items	53,677,932.93	49,939,156.45	3,738,776.48	7.49
Long-term borrowings	288,395,723.91	1,282,783,219.86	(994,387,495.95)	(77.52)
Total Interest Expense	1,728,602,567.32	3,497,035,890.18	(1,768,433,322.86)	(50.57)
Net income from interest and dividend	6,065,722,806.15	4,525,765,997.25	1,539,956,808.90	34.03
Bad debt and doubtful accounts (reversal)	(1,340,177,062.77)	(2,472,028,766.36)	1,131,851,703.59	45.79
Loss on debt restructuring	1,669,860,081.05	2,472,028,766.36	(802,168,685.31)	(32.45)
Normalized provisions	200,000,000.00	200,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts (reversal) loss on debt restructuring and normalized provisions	5,536,039,787.87	4,325,765,997.25	1,210,273,790.62	27.98
Non-interest income				
Gain (loss) on investments	(178,871,006.26)	1,481,533,465.89	(1,660,404,472.15)	(112.07)
Share of profit (loss) from investments on equity method	(12,952,121.78)	4,108,211,822.38	(4,121,163,944.16)	(100.32)
Fees and service income				
Acceptances, aval and guarantees	130,612,496.64	115,529,637.96	15,082,858.68	13.06
Others	1,649,630,312.06	1,407,105,478.16	242,524,833.90	17.24
Gain on exchanges	329,589,488.49	565,210,659.63	(235,621,171.14)	(41.69)
Other income	185,107,224.98	139,597,045.81	45,510,179.17	32.60
Total Non-interest Income	2,103,116,394.13	7,817,188,109.83	(5,714,071,715.70)	(73.10)

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

	The Bank			
	2004	2003	Change	
	(Unreviewed)	(Reviewed)		
	Baht	Baht	Baht	%
Non-interest expenses				
Personnel expenses	1,492,720,916.85	1,266,057,041.73	226,663,875.12	17.90
Premises and equipment expenses	860,885,697.84	830,122,172.29	30,763,525.55	3.71
Taxes and duties	326,958,419.03	293,222,349.31	33,736,069.72	11.51
Fees and service expenses	679,953,545.25	418,454,997.66	261,498,547.59	62.49
Directors' remuneration	11,799,253.50	11,886,483.87	(87,230.37)	(0.73)
Loss on impairment of properties foreclosed	61,946,232.58	59,801,364.46	2,144,868.12	3.59
Contributions to Financial Institutions Development Fund	692,616,859.35	662,686,344.58	29,930,514.77	4.52
Other expenses	320,872,483.41	378,165,547.52	(57,293,064.11)	(15.15)
Total Non-interest Expenses	4,447,753,407.81	3,920,396,301.42	527,357,106.39	13.45
Income before income tax	3,191,402,774.19	8,222,557,805.66	(5,031,155,031.47)	(61.19)
Income tax expense	(10,581,541.62)	(13,041,972.93)	2,460,431.31	18.87
Net income	3,201,984,315.81	8,235,599,778.59	(5,033,615,462.78)	(61.12)
Basic earnings per share	1.36	3.50	(2.14)	(61.14)
Number of the weighted average number of ordinary shares (shares)	2,362,115,588.25	2,352,547,372.00	9,568,216.25	0.41

Document no. 8

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2004 AND MARCH 31, 2004

	Consolidated			
	June 30, 2004 (Unreviewed) Baht	March 31, 2004 (Reviewed) Baht	Change Baht	%
Interest and dividend income				
Loans	6,692,294,627.56	6,502,603,028.72	189,691,598.84	2.92
Interbank and money market items	423,415,177.67	451,442,502.61	(28,027,324.94)	(6.21)
Investments	1,004,965,872.56	982,778,041.04	22,187,831.52	2.26
Total Interest and Dividend Income	8,120,675,677.79	7,936,823,572.37	183,852,105.42	2.32
Interest expense				
Deposits	1,386,528,910.48	1,421,944,211.68	(35,415,301.20)	(2.49)
Interbank and money market items	55,217,191.86	41,932,013.64	13,285,178.22	31.68
Long-term Borrowings	288,395,723.91	410,158,983.21	(121,763,259.30)	(29.69)
Total Interest Expense	1,730,141,826.25	1,874,035,208.53	(143,893,382.28)	(7.68)
Net income from interest and dividend	6,390,533,851.54	6,062,788,363.84	327,745,487.70	5.41
Bad debt and doubtful accounts (reversal)	(2,050,166,958.71)	(2,155,502,324.87)	105,335,366.16	4.89
Loss on debt restructuring	2,215,074,812.50	2,545,955,853.64	(330,881,041.14)	(13.00)
Normalized provisions	200,000,000.00	200,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts (reversal) loss on debt restructuring and normalized provisions	6,025,625,997.75	5,472,334,835.07	553,291,162.68	10.11
Non-interest income				
Gain (loss) on investments	(227,016,483.28)	877,559,174.29	(1,104,575,657.57)	(125.87)
Share of profit from investments on equity method	24,682,057.96	19,400,179.67	5,281,878.29	27.23
Fees and service income				
Acceptances, aval and guarantees	130,612,496.64	135,119,804.11	(4,507,307.47)	(3.34)
Other	1,831,300,477.73	1,772,488,526.37	58,811,951.36	3.32
Gain on exchanges	329,589,488.49	402,916,896.59	(73,327,408.10)	(18.20)
Gain (loss) on transfer of financial assets	(447,985,676.56)	12,621,778.70	(460,607,455.26)	(3,649.31)
Other income	192,751,002.67	147,199,549.86	45,551,452.81	30.95
Total Non-interest Income	1,833,933,363.65	3,367,305,909.59	(1,533,372,545.94)	(45.54)

Document no. 8

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2004 AND MARCH 31, 2004

	Consolidated			
	June 30, 2004 (Unreviewed)	March 31, 2004 (Reviewed)	Change	
	Baht	Baht	Baht	%
Non-interest expenses				
Personnel expenses	1,563,953,601.08	1,489,592,409.47	74,361,191.61	4.99
Premises and equipment expenses	885,798,669.46	824,415,183.99	61,383,485.47	7.45
Taxes and duties	337,171,251.61	346,421,651.48	(9,250,399.87)	(2.67)
Fees and service expenses	707,086,640.06	708,496,784.72	(1,410,144.66)	(0.20)
Directors' remuneration	13,449,253.50	14,518,983.87	(1,069,730.37)	(7.37)
Loss on impairment of properties foreclosed	61,946,232.58	63,728,415.98	(1,782,183.40)	(2.80)
Contributions to Financial Institutions Development Fund	692,616,859.35	692,616,859.35	-	-
Other expenses	359,877,209.50	297,049,206.19	62,828,003.31	21.15
Total Non-interest Expenses	4,621,899,717.14	4,436,839,495.05	185,060,222.09	4.17
Income before income tax	3,237,659,644.26	4,402,801,249.61	(1,165,141,605.35)	(26.46)
Income tax expense	20,343,087.82	19,139,203.22	1,203,884.60	6.29
Net income before minority interests	3,217,316,556.44	4,383,662,046.39	(1,166,345,489.95)	(26.61)
Minority interests in net income	(15,332,240.63)	(11,740,678.69)	(3,591,561.94)	(30.59)
Net income	3,201,984,315.81	4,371,921,367.70	(1,169,937,051.89)	(26.76)
Basic earnings per share	1.36	1.85	(0.49)	(26.49)
Number of the weighted average number of ordinary shares (shares)	2,362,115,588.25	2,360,820,976.52	1,294,611.73	0.05

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2004 AND MARCH 31, 2004

	The Bank			
	June 30, 2004 (Unreviewed) Baht	March 31, 2004 (Reviewed) Baht	Change Baht	%
Interest and dividend income				
Loans	6,369,908,435.77	6,098,864,473.36	271,043,962.41	4.44
Interbank and money market items	422,822,413.22	450,951,767.03	(28,129,353.81)	(6.24)
Investments	1,001,594,524.48	962,348,070.49	39,246,453.99	4.08
Total Interest and Dividend Income	7,794,325,373.47	7,512,164,310.88	282,161,062.59	3.76
Interest expense				
Deposits	1,386,528,910.48	1,421,944,211.68	(35,415,301.20)	(2.49)
Interbank and money market items	53,677,932.93	40,997,538.86	12,680,394.07	30.93
Long-term borrowings	288,395,723.91	410,158,983.21	(121,763,259.30)	(29.69)
Total Interest Expense	1,728,602,567.32	1,873,100,733.75	(144,498,166.43)	(7.71)
Net income from interest and dividend	6,065,722,806.15	5,639,063,577.13	426,659,229.02	7.57
Bad debt and doubtful accounts (reversal)	(1,340,177,062.77)	(1,759,187,234.05)	419,010,171.28	23.82
Loss on debt restructuring	1,669,860,081.05	1,830,493,370.47	(160,633,289.42)	(8.78)
Normalized provisions	200,000,000.00	200,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts (reversal) loss on debt restructuring and normalized provisions	5,536,039,787.87	5,367,757,440.71	168,282,347.16	3.14
Non-interest income				
Gain (loss) on investments	(178,871,006.26)	844,191,328.09	(1,023,062,334.35)	(121.19)
Share of profit (loss) from investments on equity method	(12,952,121.78)	123,192,649.49	(136,144,771.27)	(110.51)
Fees and service income				
Acceptances, aval and guarantees	130,612,496.64	135,119,804.11	(4,507,307.47)	(3.34)
Others	1,649,630,312.06	1,579,136,530.52	70,493,781.54	4.46
Gain on exchanges	329,589,488.49	402,916,896.59	(73,327,408.10)	(18.20)
Other income	185,107,224.98	141,009,657.62	44,097,567.36	31.27
Total Non-interest Income	2,103,116,394.13	3,225,566,866.42	(1,122,450,472.29)	(34.80)

Document no. 9

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2004 AND MARCH 31, 2004

	The Bank			
	June 30, 2004 (Unreviewed) Baht	March 31, 2004 (Reviewed) Baht	Change Baht	%
Non-interest expenses				
Personnel expenses	1,492,720,916.85	1,416,796,507.59	75,924,409.26	5.36
Premises and equipment expenses	860,885,697.84	800,519,892.81	60,365,805.03	7.54
Taxes and duties	326,958,419.03	328,463,306.72	(1,504,887.69)	(0.46)
Fees and service expenses	679,953,545.25	688,748,431.64	(8,794,886.39)	(1.28)
Directors' remuneration	11,799,253.50	11,886,483.87	(87,230.37)	(0.73)
Loss on impairment of properties foreclosed	61,946,232.58	63,728,415.98	(1,782,183.40)	(2.80)
Contributions to Financial Institutions Development Fund	692,616,859.35	692,616,859.35	-	-
Other expenses	320,872,483.41	229,348,676.53	91,523,806.88	39.91
Total Non-interest Expenses	4,447,753,407.81	4,232,108,574.49	215,644,833.32	5.10
Income before income tax	3,191,402,774.19	4,361,215,732.64	(1,169,812,958.45)	(26.82)
Income tax expense	(10,581,541.62)	(10,705,635.06)	124,093.44	1.16
Net income	3,201,984,315.81	4,371,921,367.70	(1,169,937,051.89)	(26.76)
Basic earnings per share	1.36	1.85	(0.49)	(26.49)
Number of the weighted average number of ordinary shares (shares)	2,362,115,588.25	2,360,820,976.52	1,294,611.73	0.05

Supplementary

The Bank will provide unreviewed or unaudited financial statements in both Consolidated and Bank-only formats to rapidly deliver a complete financial picture to financial users.

The Bank and its subsidiaries recorded a net profit in the second quarter of 2004 of Baht 3,202 million, down Baht 1,170 million over the preceding quarter, mainly stemming from:

- In the consolidated statements, loss in investment equaled Baht 227 million, while profit recorded in the prior quarter was at Baht 878 million (page 17). The Bank-only portion was Baht 179 million, comparing with profit in the previous quarter of Baht 844 million (page 19). This mainly stemmed from profits on sales of bonds and debt instruments in the preceding quarter, following favorable market conditions.
- In the consolidated statements, bad debt and doubtful accounts and loss on debt restructuring equaled Baht 165 million, lower than the previous quarter by Baht 226 million, while net amount for the Bank-only statements totaled Baht 330 million, increasing from the preceding quarter by Baht 258 million was mainly due to provision at 1 percent of an increase in normal loans.

Remarks: 1. The Stock Exchange of Thailand requires banks to submit financial reports as follows:

1.1 The C.B. 1.1 which is the Bank-only financial statements within 21 days after the end of each quarter.

1.2 The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.

2. This report is generated in accordance with "Remark no. 1.1" above. To enhance the usefulness in a timely manner, the Consolidated financial statements have been added, consisting of KASIKORNBANK PUBLIC COMPANY LIMITED's financial statements and the following subsidiaries' financial statements:

	% Shareholding		
	June 30, 2004	March 31, 2004	December 31, 2003
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	99.99	99.99	99.99
Ploy Asset Management Co., Ltd. ("Ploy-AMC")	99.99	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99	99.99
Kasikorn Factoring Co., Ltd. ("KF")	99.99	99.99	99.99
Kasikorn Asset Management Co., Ltd. ("K-ASSET")	71.42	71.42	71.42

3. The Consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank.

Balance Sheet Highlights


Total Assets (Million Baht)
797,472
796,509
811,473
811,105
821,331
820,876
804,286
804,227
806,225
805,655
Jun 30, 2003
Sep 30, 2003
Dec 31, 2003
Mar 31, 2004
Jun 30, 2004
Consolidated
The Bank

Total Assets

- In the consolidated statements, total assets as of June 30, 2004 stood at Baht 806,225 million, increasing from March 31, 2004, by Baht 1,940 million, or 0.24%, while in the Bank-only statements, total assets stood at Baht 805,655 million, up from March 31, 2004, by Baht 1,427 million, or 0.18%. The highlights of total assets are as follows:

>> Interbank and Money Market Items – net on the Assets Side

- In the consolidated statements, total interbank and money market items - net on the assets side - as of June 30, 2004, were Baht 92,989 million, dropping by Baht 335 million, or 0.36 % from March 31, 2004. The Bank-only portion was Baht 92,943 million, dropping by Baht 269 million, or 0.29 % due in large part to the drop in loans to domestic and foreign financial institutions by Baht 1,503 million and then placed in nostro time of overseas bank by Baht 1,234 million.

>> Securities Purchased under Resale Agreements

- In the consolidated and the Bank-only statements, securities purchased under resale agreements as of June 30, 2004, totaled Baht 3,888 million, down Baht 37,112 million, or 90.52 % from March 31, 2003, due chiefly to more loans and investment in foreign securities as well as the dropping liquidity.

Balance Sheets Highlights (continued)

>> Investments - net

- In the consolidated statements, total investments-net as of June 30, 2004, totaled Baht 138,299 million, increasing Baht 14,231 million, or 11.47% from March 31, 2004, comprising:
  - The Bank investment - net totaled Baht 135,289 million (excluding investments in subsidiary companies, totaling Baht 9,140 million), increasing Baht 14,490 million, or 12.00% from March 31, 2004. This was due to investing in foreign securities for higher returns.
  - The subsidiary companies' investment-net totaled Baht 3,010 million, down from March 31, 2004 by Baht 259 million, or 7.92% due mainly to the reductions of investments in securities of a subsidiary company.

- *Type of Investments*

(Million Baht)

Type of Investments	Consolidated				The Bank			
	June 30, 2004	%	Mar 31, 2004	%	June 30, 2004	%	Mar 31, 2004	%
Debt Instruments	**132,008**	**95.44**	**116,797**	**94.14**	**131,168**	**90.82**	**116,503**	**89.63**
Government and State Enterprise Securities								
>> Trading Investments	3,710	2.68	1,713	1.38	3,710	2.57	1,713	1.31
>> Available-for-sale Investments	54,798	39.62	61,869	49.87	54,798	37.94	61,869	47.60
>> Held-to-maturity Investments	29,144	21.07	28,394	22.88	28,304	19.60	28,100	21.62
Private Enterprise Debt Instruments								
>> Available-for-sale Investments	3,698	2.67	3,855	3.11	3,698	2.56	3,855	2.96
>> Held-to-maturity Investments	342	0.25	541	0.44	342	0.24	541	0.42
Foreign Debt Instruments								
>> Available-for-sale Investments	25,920	18.74	15,323	12.35	25,920	17.94	15,323	11.79
>> Held-to-maturity Investments	14,396	10.41	5,102	4.11	14,396	9.97	5,102	3.93
Equity Securities	**6,291**	**4.56**	**7,271**	**5.86**	**13,261**	**9.18**	**13,477**	**10.37**
Available-for-sale Investments	1,447	1.05	1,453	1.17	1,423	0.99	1,426	1.10
General Investments	4,503	3.26	5,324	4.29	2,357	1.63	2,376	1.83
Investments in Subsidiary and Associated Companies	341	0.25	494	0.40	9,481	6.56	9,675	7.44
Total Investments – Net	**138,299**	**100.00**	**124,068**	**100.00**	**144,429**	**100.00**	**129,980**	**100.00**

Balance Sheets Highlights (continued)

>> Loans

- In the consolidated statements, loans as of June 30, 2004 stood at Baht 572,063 million, up Baht 20,908 million, or 3.79 % from March 31, 2004, comprising:
  - In the Bank-only statements, loans as of June 30, 2004 stood at Baht 536,630 million (excluding loans to subsidiary companies of Baht 17,945 million), up Baht 22,368 million, or 4.35% from March 31, 2004. In this quarter, the Bank recorded net new loans totaling Baht 24,931 million, with loan write-offs through debt restructuring and legal proceedings of Baht 2,563 million.
  - For subsidiary companies, loans as of June 30, 2004 stood at Baht 35,433 million, down from March 31, 2004 by Baht 1,460 million or 3.96%, stemming from the fact that the loan repayment amount was beyond new loans by Baht 305 million, together with loan write-offs of Baht 1,115 million

Loans written off by quarter are summarized below:

(Million Baht)

	Loan written-off				
	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003
Consolidated	3,718	3,345	4,839	4,563	3,512
The Bank	2,563	2,590	2,854	1,775	2,622

Balance Sheets Highlights (continued)

- *Restructured loans*

- In the consolidated statements, restructured loans as of June 30, 2004 , totaled Baht 109,004 million, including:
  - In the Bank-only statements, there were restructured loans of Baht 85,446 million, which included performing restructured loans of Baht 64,902 million.
  - In the subsidiary companies, there were restructured loans of Baht 23,558 million, which included performing restructured loans of Baht 12,639 million.

(Million Baht)

	Restructured loans				
	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003
Consolidated	109,004	115,389	121,547	125,687	133,115
The Bank	85,446	91,438	95,927	106,508	112,250

Balance Sheets Highlights (continued)

- *Allowance for doubtful accounts*

- In the consolidated statements, allowance for doubtful accounts as of June 30, 2004, were Baht 52,730 million, decreasing by Baht 2,890 million or 5.20% from March 31, 2004, comprising:
  - The Bank's allowance for doubtful accounts totaled Baht 37,988 million, down from March 31, 2004 Baht 2,144 million or 5.34% due chiefly to write-offs through ultimate uncollectibles and debt restructuring.
  - The subsidiary companies' allowance for doubtful accounts as of June 30, 2004 were Baht 14,742 million, dropping Baht 746 million or 4.82% from March 31, 2004, resulting from write-offs through debt restructuring of the two asset management companies.

(Million Baht)

	Consolidated				
	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003
Allowance for doubtful accounts* (Including financial institution)	63,398	65,126	68,058	71,537	75,250
Allowance required by BOT	45,235	46,216	47,913	51,757	53,780
Allowance : Allowance required	140.15	140.92	142.04	138.22	139.92

* Including revaluation allowance for debt restructuring and normalized provisioning

(Million Baht)

	The Bank				
	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003
Allowance for doubtful accounts* (Including financial institution)	46,143	47,712	49,915	51,924	53,083
Allowance required by BOT	32,631	33,451	34,700	36,894	36,825
Allowance : Allowance required	141.41	142.63	143.85	140.74	144.15

* Including revaluation allowance for debt restructuring and normalized provisioning

Balance Sheets Highlights (continued)

>> **Properties Foreclosed - net**

- In the consolidated statements, properties foreclosed - net as of June 30, 2004, stood at Baht 15,575 million, increasing Baht 458 million, or 3.03% from March 31, 2004. The Bank-only portion was Baht 11,861 million, up Baht 357 million, or 3.11%. The Bank acquired assets from public auctions.

(Million Baht)

	Consolidated				
	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003
Properties foreclosed	19,186	18,794	18,234	19,179	18,823
Less Allowance for impairment	(3,611)	(3,677)	(3,717)	(4,032)	(4,051)
Properties foreclosed - net	**15,575**	**15,117**	**14,517**	**15,147**	**14,772**

(Million Baht)

	The Bank				
	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003
Properties foreclosed	15,114	14,840	14,201	15,151	14,569
Less Allowance for impairment	(3,253)	(3,336)	(3,341)	(3,622)	(3,648)
Properties foreclosed - net	**11,861**	**11,504**	**10,860**	**11,529**	**10,921**

Balance Sheets Highlights (continued)


Total Liabilities (Million Baht)
750,732
750,104
763,444
763,418
772,518
772,418
751,020
751,243
750,623
750,349
Jun 30, 2003
Sep 30, 2003
Dec 31, 2003
Mar 31, 2004
Jun 30, 2004
Consolidated
The Bank

➤ **Total Liabilities**

- In the consolidated statements, total liabilities as of June 30, 2004 stood at Baht 750,623 million, dropping from March 31, 2004 by Baht 397 million, or 0.05%. In the Bank-only statements, total liabilities as of June 30, 2004 stood at Baht 750,349 million, dropping from March 31, 2004, by Baht 894 million, or 0.12%. Notable items included:

>> Deposits

- In both the consolidated and the Bank-only statements, deposits as of June 30, 2004 totaled Baht 700,612 million (excluding deposits of subsidiaries totaling Baht 209 million), decreasing from March 31, 2004 by Baht 7,924 million, or 1.12%, due mainly to the decreased fixed and saving deposits.

Balance Sheets Highlights (continued)

- *Type of Deposits*

	Consolidated				
Type of Deposits	**Jun 30, 2004**	**Mar 31, 2004**	**Dec 31, 2003**	**Sep 30, 2003**	**Jun 30, 2003**
Current	5.33%	4.93%	5.26%	4.89%	4.56%
Savings	52.05%	52.06%	49.62%	48.06%	46.32%
Term - Less than 6 months	33.47%	33.58%	34.82%	36.24%	38.04%
Term - 6 months and less than 1 year	0.74%	0.76%	0.83%	0.82%	0.83%
Term - 1 year and over 1 year	8.41%	8.67%	9.47%	9.99%	10.25%
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

	The Bank				
Type of Deposits	**Jun 30, 2004**	**Mar 31, 2004**	**Dec 31, 2003**	**Sep 30, 2003**	**Jun 30, 2003**
Current	5.35%	4.95%	5.28%	4.93%	4.60%
Savings	52.03%	52.08%	49.61%	48.06%	46.31%
Term - Less than 6 months	33.45%	33.56%	34.81%	36.21%	38.01%
Term - 6 months and less than 1 year	0.76%	0.75%	0.83%	0.82%	0.83%
Term - 1 year and over 1 year	8.41%	8.66%	9.47%	9.98%	10.25%
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Balance Sheets Highlights (continued)

>> Interbank and Money Market Items on the Liability Side

- In the consolidated statements, total interbank and money market items on the liability side as of June 30, 2004 were Baht 9,069 million, increasing Baht 3,094 million, or 51.77% from March 31, 2004. In the Bank-only statements, the items equaled Baht 8,774 million, up Baht 3,024 million, or 52.58%. These increases were due in large part to increases in current accounts of securities companies and rediscounted promissory notes to the Bank of Thailand following the BOT policy to support SME. Also, the Bank transacted more structured note deals.

>> Liability payable on demand

- In both the consolidated and the Bank-only statements, liability payable on demand as of June 30, 2004 amounted to Baht 5,936 million, showing an increase of Baht 1,333 million, or 28.97% over March 31, 2004, due mainly to the fact that the Bank issued numerous still uncashed cashier's cheques.

>> Derivative Contract Revaluation on the Liability Side

- In both the consolidated and the Bank-only statements, derivative contract revaluation on the liabilities side as of June 30, 2004 stood at Baht 4,192 million, increasing from March 31, 2004, by Baht 3,378 million, or 414.75%, due to Baht depreciation, which caused the losses for the Bank by the gap of forward sold contract rate and exchange rate on report date. However, it will not affect the Bank's profits and losses, since the Bank has maintained square position in its foreign exchange transactions.

Statements of Income Highlights


Net Income for the Quarter (Million)
8,236
1,928
2,003
4,372
3,202
Q2/03
Q3/03
Q4/03
Q1/04
Q2/04
Consolidated and The Bank

➢ **Net Income**

- The Bank and subsidiaries' net income for the second quarter totaled Baht 3,202 million, down Baht 1,170 million or 26.76% over the preceding quarter, through the following operating results.

\>> **Net Income from Interest and Dividend**

- In the consolidated statements, net income from interest and dividends totaled Baht 6,391 million, increasing by Baht 328 million, or 5.41%, from the preceding quarter, due chiefly to the following:

• ***Interest and dividend income***

- In the consolidated statements, income from interest and dividends was Baht 8,121 million, increasing by Baht 184 million, or 2.32%, from the preceding quarter. The Bank-only portion was Baht 7,794 million, up Baht 282 million or 3.76% from the quarter before, due in large part to higher loan interest income, following higher loan volume.

Statements of Income Highlights (continued)

• Interest expenses

- In the consolidated statements, interest expenses totaled Baht 1,730 million, dropping Baht 144 million, or 7.68%, from the previous quarter, and in the Bank-only statements, the item equaled Baht 1,729 million, dropping Baht 144 million, or 7.71%, from the previous quarter, resulting from the Bank had redeemed its Subordinated Debentures cum Preferred Shares No. 1 (SLIPS) and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 on January 12, 2004.

>> Bad Debt and Doubtful Accounts

- From the third quarter onward, the Bank has a policy to separate the allowance into 3 categories as follows:
  - Allowance for doubtful accounts for normal loans according to the Bank of Thailand regulations;
  - Allowance for doubtful accounts for other classified loans, revaluation allowance for debt restructuring according to the Bank of Thailand regulations, and allowance in excess of the Bank of Thailand regulations; and
  - Normalized provisioning.

  The Bank set aside the allowance for normal loans at 1% in proportion to the net incremental normal loans. In this quarter, the Bank incurred loan loss expenses for the increase in normal loans equal to Baht 330 million because normal loans grew by Baht 32,968 million from March 31, 2004.

>> Normalized Provisioning

❑ The Bank sets aside normalized provisioning of 0.5% of total loans, including both performing and non-performing loans, which will be gradually built up on a quarterly basis until reaching the target. In the second quarter 2004, the Bank set aside additional normalized provisions amounting to Baht 200 million, which brought the total sum set aside to Baht 2,000 million as of June 30, 2004.

Statements of Income Highlights (continued)

>> Non-Interest Income

- In the consolidated statements, non-interest income of Baht 1,834 million decreased by Baht 1,533 million or 45.54% from the preceding quarter, due mainly to

- *Gain(loss) on investments*
  - In the consolidated statements, loss on investments totaled Baht 227 million, comparing with the previous quarter's profit of Baht 878 million. The Bank-only portion was at Baht 179 million while the preceding quarter recorded profit of Baht 844 million. This was due to the fact that, in the previous quarter, the Bank earned profit from sales of government bond and debt instruments, following favorable market conditions.

- *Share of profit (loss)from investments on*
  - In the consolidated statements, share of profit from investments on equity method included profit of associated and subsidiary companies which were not included in the consolidated statements because the amounts were not significant. Profit (loss) of five consolidated subsidiary companies (Phethai-AMC, Ploy-AMC, PLB, KF, K-ASSET), were classified in each income and expense item in the financial statements. The consolidated statement showed total share of loss on equity method of Baht 25 million, up by Baht 5 million, or 27.23% from the preceding quarter.
  - In the Bank-only statements, share of loss from investments on equity method, which was the loss recognized from all associated and subsidiary companies, totaled Baht 13 million, down by Baht 136 million, or 110.51 % over the preceding quarter due chiefly to better performance of the Bank's two asset management companies (AMCs).

- *Gain (loss) on transfer of financial assets*
  - In the consolidated statements, it recorded loss on transfer of financial assets Baht amounting to 448 million, while in the previous quarter showed profit of Baht 13 million, stemming from the fact that the asset management companies reclassified the investments in restructured loans to loans at fair value, which was lower than book value.

Statements of Income Highlights (continued)

>> **Non-Interest Expenses**

- In the consolidated statements, non-interest expenses of Baht 4,622 million, increased by Baht 185 million, or 4.17 %, from the preceding quarter, comprising:

- ***Personnel expenses***
  - The consolidated statements showed personnel expenses of Baht 1,564 million, up Baht 74 million, or 4.99% from the preceding quarter. The Bank-only portion was Baht 1,493 million, up Baht 76 million, or 5.36%.

- ***Premises and equipment expenses***
  - In the consolidated statements, premises and equipment expenses stood at Baht 886 million, up Baht 61 million, or 7.45 %. The Bank-only portion was Baht 861 million, up Baht 60 million, or 7.54 % over the preceding quarter, due mainly to repair and maintenance expense of equipment as well as rental expense of branch offices.

- ***Other expenses***
  - In the consolidated statements, other expenses of Baht 360 million increased by Baht 63 million or 21.15 % from the preceding quarter. The Bank-only portion stood at Baht 321 million, increasing from the previous quarter by Baht 92 million or 39.91%. This was due mainly to the reversal of the allowance for other asset impairment (which exactly offset the other assets written off to legal fees) in this quarter was lesser than that of the preceding quarter, together with higher losses from sales of foreclosed properties.

Statements of Income Highlights (continued)

➤ Quality of Assets

>> Non-performing Loans (NPL)

□ For the Bank and the two assets management companies, non-performing loans (including financial institutions) under the BOT criteria were recorded as follows:

(Million Baht)

	June 30, 2004			
	The Bank	Phethai Asset Management Company (Original Cost)	Ploy Asset Management Company[1]	The Bank, Phethai Asset Management Company and Ploy Asset Management Company
Non-performing loans (NPL)	58,957	19,904	1,343	80,204
Total loans used for NPL ratio calculation[2]	556,397	24,883	8,450	571,785
As a percentage of total loans	10.60	79.99	15.90	14.03

(Million Baht)

	March 31, 2004			
	The Bank	Phethai Asset Management Company (Original Cost)	Ploy Asset Management Company[1]	The Bank, Phethai Asset Management Company and Ploy Asset Management Company
Non-performing loans (NPL)	64,744	21,823	1,111	87,678
Total loans used for NPL ratio calculation[2]	536,665	27,406	7,569	552,010
As a percentage of total loans	12.06	79.63	14.67	15.88

(1) Restructured loans only, which excluded investment in loans as of June 30, 2004 and March 31, 2004 amounting to Baht 4,062 million and Baht 5,564 million, respectively.

(2) According to the BOT directive dated January 16, 2003, total loans used for NPL ratio calculations are loans extended to general customers, as shown on the balance sheets as "loans", and loans to financial institutions, as included in interbank and money market items.

>> Classified Loans and Allowance for Doubtful Accounts

- The Bank, Phethai Asset Management Company and Ploy Asset Management Company had loans and accrued interest receivables from general customers and financial institutions (excluding non-restructured investment in loans of Ploy Asset Management Company), allowance for doubtful accounts, allowance for revaluation in debt restructuring, and normalized provisioning as follows:

(Million Baht)

	Consolidated June 30, 2004			
	Loans[3] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for calculation the Provisions	Total[4] Provision
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand regulations				
1. Allowance for doubtful accounts from classified loans				
Pass	485,943	171,490	1	4,859
Special Mention	7,379	1,546	2	148
Sub-Standard	3,885	859	20	172
Doubtful	5,778	1,641	50	821
Doubtful of loss	71,771	31,087	100	31,087
Total	574,756	206,623		37,087
2. Revaluation allowance for debt restructuring				8,148
Total 1 and 2				45,235
Allowance established in excess of BOT regulations				16,163
Normalized provisioning				2,000
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				63,398
Kasikorn Factoring Co., Ltd.	2,100			78
Total	576,856			63,476

(3) Before deducting unearned discounts received in advance from loans to general customers amounting to Baht 166 million and including loans and accrued interest receivables to financial institutions amounting to Baht 1,655 million.

(4) Including the allowance for doubtful accounts of financial institutions for Baht 598 million.

(Million Baht)

	Consolidated March 31, 2004			
	Loans[5] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for calculation the Provisions	Total[6] Provision
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand regulations				
1. Allowance for doubtful accounts from classified loans				
Pass	450,575	154,845	1	4,506
Special Mention	15,287	2,211	2	306
Sub-Standard	4,969	1,572	20	314
Doubtful	5,230	1,369	50	684
Doubtful of loss	78,781	33,232	100	33,232
Total	554,842	193,229		39,042
2. Revaluation allowance for debt restructuring				7,174
Total 1 and 2				46,216
Allowance established in excess of BOT regulations				17,110
Normalized provisioning				1,800
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				65,126
Kasikorn Factoring Co., Ltd.	1,918			75
Total	556,760			65,201

[5] Before deducting unearned discounts received in advance from loans to general customers amounting to Baht 167 million and including loans and accrued interest receivables to financial institutions amounting to Baht 2,605 million.

[6] Including the allowance for doubtful accounts of financial institutions for Baht 608 million.

(Million Baht)

	The Bank June 30, 2004			
	Loans[3] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for calculation the Provisions	Total Provision[4]
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand's regulations				
1. Allowance for doubtful accounts from classified loans				
Pass	492,605	183,970	1	4,926
Special Mention	6,050	1,336	2	121
Sub-Standard	3,885	859	20	172
Doubtful	5,778	1,641	50	821
Doubtful of loss	49,612	21,034	100	21,034
Total	557,930	208,840		27,074
2. Revaluation allowance for debt restructuring				5,557
Total 1 and 2				**32,631**
Allowance established in excess of BOT regulations				**11,512**
Normalized provisioning				2,000
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				46,143

(Million Baht)

	The Bank			
	March 31, 2004			
	Loans[5] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for calculation the Provisions	Total Provision[6]
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand's regulations				
1. Allowance for doubtful accounts from classified loans				
Pass	459,637	167,971	1	4,596
Special Mention	13,391	1,627	2	268
Sub-Standard	4,968	1,572	20	314
Doubtful	5,231	1,369	50	685
Doubtful of loss	54,893	22,416	100	22,416
Total	538,120	194,955		28,279
2. Revaluation allowance for debt restructuring				5,172
Total 1 and 2				33,451
Allowance established in excess of BOT regulations				12,461
Normalized provisioning				1,800
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				47,712

The Bank and its asset management companies recorded total allowance for doubtful accounts (including financial institutions), revaluation allowance for debt restructuring and normalized provisions and percentage of total allowance for doubtful accounts to allowance for doubtful accounts as required by the Bank of Thailand as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
Allowance for doubtful accounts for normal loans	4,859	4,506	4,926	4,596
Allowance for doubtful accounts for other classified loans, revaluation allowance for debt restructuring and allowance in excess of the BOT's regulations	56,539	58,820	39,217	41,316
Normalized provisioning	2,000	1,800	2,000	1,800
Total allowance for doubtful accounts	63,398*	65,126*	46,143	47,712
Allowance for doubtful accounts, revaluation allowance for debt restructuring as required by BOT	45,235	46,216	32,631	33,451
As a percentage of total allowance for doubtful accounts to allowance for doubtful accounts as required by BOT	140.15	140.92	141.41	142.63

* Excluding allowance for doubtful accounts of Kasikorn Factoring Company Limited as of June 30, 2004 and March 31, 2004 amounting to Baht 78 million and Baht 75 million, respectively.

➢ **Capital Funds**

- The capital adequacy ratio as of June 30, 2004, according to the BOT rule[7], was 12.65% , while the BOT's minimum required level is 8.50%.

Details are as followed:

	Percent[7]				
	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003
Tier-1 Capital	7.23 [8]	6.81	10.46	10.73	8.82
Tier-2 Capital	5.41	5.30	7.02	4.92	5.05
Total Capital Funds	12.65 [8]	12.11	17.48	15.64	13.87

[7] Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

[8] Should the second quarter's net profits ending June 30, 2004, and the first quarter's net profit ending March 31, 2004, were included in the Bank's capital funds, the tier-1 capital and total capital funds ratio would be 8.57% and 13.99%, respectively.

Financial Highlights (Consolidated Financial Statements)

As of or for the quarter ended		June 30, 2004	March 31, 2004	%	June 30, 2003	%
COMMON SHARE INFORMATION						
Per share	- basic earnings	1.36	1.85	(26.49)	3.50	(61.14)
	- book value	23.41	22.44	4.32	19.72	18.71
Share price [1]	- high	56.50	66.50	(15.04)	36.75	53.74
	- low	42.75	45.00	(5.00)	29.50	44.92
	- closing	50.50	48.50	4.12	34.00	48.53
Common shares outstanding	- average basic (Thousand share)	2,362,116	2,360,821	0.05	2,352,547	0.41
	- end of Quarter (Thousand share)	2,362,227	2,361,551	0.03	2,352,547	0.41
Market capitalization (Million Baht)		119,292	114,535	4.15	79,987	49.14
VALUE MEASURES						
Price to book value ratio (PBV)		2.16	2.16	-	1.72	25.12
OPERATING RESULTS (Million Baht)						
Interest and dividend income		8,121	7,937	2.32	8,275	(1.87)
Interest expenses		1,730	1,874	(7.68)	3,509	(50.69)
Net income from interest and dividends		6,391	6,063	5.41	4,766	34.07
Bad debt and doubtful accounts (reversal) [2]		365	590	(38.20)	(436)	(183.77)
Non-interest income		1,834	3,367	(45.54)	7,174	(74.44)
Non-interest expenses		4,622	4,437	4.17	4,134	11.81
Total income [3]		8,225	9,430	(12.78)	11,940	(31.12)
Net income		3,202	4,372	(26.76)	8,236	(61.12)
OPERATING MEASURES						
Interest margin [4]		3.15%	2.97%	0.18	2.36%	0.79
Efficiency ratio		56.20%	47.05%	9.15	34.62%	21.58
Return on average assets (ROA) [4]		1.59%	2.15%	(0.56)	4.19%	(2.60)
Return on average equity (ROE) [4]		23.65%	34.48%	(10.83)	78.50%	(54.85)
Number of employees		9,958	9,903	0.56	9,733	2.31

[1] Local board / High-low share prices during the quarter

[2] Including loss on debt restructuring and normalized provisions

[3] Total income = Net income from interest and dividends + Non-interest income

[4] Annualized

Summary of operating results for the second quarter of 2004

Financial Highlights (Consolidated Financial Statements)

As of or for the quarter ended	June 30, 2004	March 31, 2004	%	June 30, 2003	%
BALANCE SHEET INFORMATION (Million Baht)					
Loans	572,063	551,155	3.79	514,838	11.12
Allowance for doubtful accounts [5]	62,878	64,594	(2.66)	74,743	(15.87)
Non-performing loans (NPL)	80,204	87,678	(8.52)	116,206	(30.98)
Total assets	806,225	804,286	0.24	797,472	1.10
Deposits	700,612	708,536	(1.12)	677,654	3.39
Total liabilities	750,623	751,020	(0.05)	750,732	(0.01)
Shareholders' equity [6]	55,306	52,985	4.38	46,405	19.18
Average assets	805,256	812,808	(0.93)	786,820	2.34
Average earning assets [7]	811,295	817,577	(0.77)	808,728	0.32
Average shareholders' equity [6]	54,145	50,721	6.75	41,966	29.02
BALANCE SHEET QUALITY MEASURES					
Loans to deposits ratio	81.65%	77.79%	3.86	75.97%	5.68
Tier 1 capital ratio	7.23%	6.81%	0.42	8.82%	(1.59)
Total capital ratio	12.65%	12.11%	0.54	13.87%	(1.22)
NPL to loans [8]	14.02%	15.88%	(1.86)	22.59%	(8.57)
Total allowance to loans	10.99%	11.72%	(0.73)	14.52%	(3.53)
Total allowance to NPL	78.40%	73.67%	4.72	64.32%	14.08
NPL after allowance (Million Baht)	17,326	23,084	(24.94)	41,463	(58.21)

[5] Including revaluation allowance for debt restructuring and normalized provisioning

[6] Excluding minority interest

[7] Earning assets = Interbank and money market items net + Securities purchased under resale agreement + Investments net + Loans + Accrued interest receivables

[8] Loans used in calculation are loans to general customers and loans to financial institutions